

July 16, 2014

Via E-Mail
Mr. Daniel de Liege
Chief Executive Officer
Alliance Media Group Holdings, Inc.
400 North Congress Avenue
Suite 130
West Palm Beach, FL 33401

> **Re:** **Alliance Media group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed May 19, 2014**
> **File No. 000-54942**

Dear Mr. De Liege:

We have reviewed your letter dated July 2, 2014, in response to the Staff's letter dated June 25, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Note 6 – Investment in Carbolosic

1. We do not consider your responses to our prior comment number one through three to be responsive to our concerns and reissue our comments in their entirety. You state in your response that AMG Energy Group LLC was an acquisition of assets and assumption of liabilities; however, Notes 3 and 6 to the financial statements state the 51% ownership interest has been accounted for under the equity method of accounting and therefore, has presented as an investment within your balance sheet as of December 31, 2013. In this regard, these statements appear to directly contradict each other. Please reconcile the information provided in your response with that provided in your Form 10-K for the fiscal year ended December 31, 2013. As previously requested, please explain to us why the investment of AMG Energy Group LLC has been characterized as an investment

under the equity method of accounting when you acquired controlling interest in AMG Energy Group LLC and tell us how your accounting treatment complies with the guidance prescribed in ASC 810-10-25-1. Your response to us should be substantive and not a mere reiteration of the guidance.

2. If, upon further consideration, you conclude that consolidation is appropriate, please be advised you required to file audited financial statements pursuant to Rule 8-04(b) of Regulation S-X. Refer to prior comment number two in our letter dated June 24, 2014.

3. We also remind you that should you conclude the investment is appropriately classified as an equity investee, you are required to provide the disclosures required by Rule 8-03(b)(3) of Regulation S-X and file audited financial statements for AMC Energy Group, LLC in light of its materiality relative to your financial statements. Your may refer to Rule 3-09 of Regulation S-X for reference purposes.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief